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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
LXR Biotechnology Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
502468101
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(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
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(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
September 27, 1999
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D/A

CUSIP NO. 502468101      PAGE  2  OF  4  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       9,191,034 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          9,191,034 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,191,034 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.9%

14 TYPE OF REPORTING PERSON*
BD,PN

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Page  3  of  4  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by LXR Biotechnology Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1401 Marina Way South, Richmond, California 94804.

Item 4.  Purpose of Transaction

On September 27, 1999, Brian D. Brookover, an employee of
Grace Brothers, Ltd., resigned as a member of the Board of Directors of the Company. Attached is the letter of resignation as Exhibit A.

Grace does not have any present plans or proposals which would result in any of the actions enumerated in clauses (a)
- (j) of Item 4 of Schedule 13D/A under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Grace owns 9,191,034 shares of Common Stock, representing approximately 32.2% of the outstanding shares of Common Stock.

(b) Grace has the sole power to vote and dispose of the Common Stock.

(c) Not applicable.

(d) No person other than Grace is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common
Stock.

(e) Not applicable.

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Page   4   of  4  Pages

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.

Exhibit A - Letter of Resignation

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 1999

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       General Partner

Exhibit A

September 27, 1999

Via e-mail and Airborne Express

The Board of Directors
LXR Biotechnology Inc.
3095 Richmond Parkway, Suite 213
Richmond, California 94806

Gentlemen:

Please consider this letter as my resignation as a member of the Board of Directors of LXR Biotechnology Inc. effective immediately. Although LXR has experienced many difficulties during the past several months, the professionalism displayed by the LXR board members and employees has been exemplary. I wish the company only the best as its future course is determined.

Sincerely,

/s/ Brian D. Brookover
-----------------------
    Brian D. Brookover